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                                                                       EXHIBIT 1


RANDGOLD IN GROUND-BREAKING MINERAL RIGHTS EMPOWERMENT DEAL


Johannesburg, 12 February 2003 - Randgold & Exploration has announced that the black empowerment company Marothodi Resources has obtained a 26% stake in its mineral rights management company Minrico, which is to be developed as a fully fledged, South African based resource company.

Minrico's business to date has been the evaluation of Randgold's extensive minerals portfolio and the placing of selected rights with mining companies. It also manages mineral rights on behalf of other mineral right holders. In all, Minrico currently manages 3 million hectares of mineral rights in South Africa, of which some 65% is being investigated by exploration companies. In addition, Minrico will hold Randgold's joint ventures for diamonds with SouthernEra and Rio Tinto, and with Eurasia on the Doornbosch platinum project.

"Our creation of the Minrico concept in 1994 in effect anticipated the current developments in the South African mineral rights dispensation. Following Minrico's incorporation two years ago, this business is now well positioned to grow by taking advantage of the changes introduced in the Minerals and Petroleum Resources Development Act, notably the use-it-or-lose-it provisions," said Randgold chairman Roger Kebble.

He said the new Minrico would be drawing on the substantial exploration and development skills its sister company Randgold Resources has developed in West Africa, where among other things it discovered the Morila deposit and developed this into one of the world's top 10 gold mines. Minrico was also expanding its local team as part of this exercise.

"We selected Marothodi as our partners in the development of the new Minrico because we wanted to broaden participation in the mining industry beyond the established empowerment players. We also believe that Marothodi's principals, Thelma Mathamelo and MK Mohlala, will add considerable value to the business through their intellectual and networking capabilities. As a requirement of the partnership between Randgold and Marothodi, a trust has been created to hold 25% of Marothodi's interests. This trust will focus on delivering broad based empowerment to Minrico."

Thelma Mathamelo, who chairs Marothodi, is an entrepreneur with extensive knowledge of the mining industry, and Mohlala is the chief executive of Johannesburg City Power. They founded Marothodi in 2001 with the intent of developing mineral resources to create employment opportunities, particularly in disadvantaged areas.

Issued on behalf of Randgold & Exploration by du Plessis Associates. dPA contact Kathy du Plessis on e-mail randgold@dpapr.com,
Tel: 27(11) 728 4701 or cell: (0)83 266 5847.
www.randgold.co.za

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DISCLAIMER:

Certain of the statements in this document are forward-looking in nature and are based on certain assumptions which involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future. Randgold & Exploration undertakes no obligation to update any forward-looking statements. Mining and exploration by its very nature, is a risky business and one in which the producers have little influence over the price of their product. Consequently investors should be mindful of the inherent risks associated with all mineral development projects.
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